SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated November 13, 2018

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

Enclosure: British Telecommunications plc

13 November 2018

Change of independent registered public accounting firm

As reported in British Telecommunications plc's ('BT plc') Annual Report on Form 20-F for the year ended March 31, 2018, filed with the Securities and Exchange Commission ('SEC') on 24 May, following an audit tender process led by BT plc's parent company's Audit & Risk Committee (the Committee), the BT plc Board endorsed the Committee's recommendation to appoint KPMG LLP (KPMG) as the new independent registered public accounting firm, in place of PricewaterhouseCoopers LLP (PwC) who would resign.

At a meeting held on November 2, 2018 the BT plc shareholders approved the appointment of KPMG as its independent registered public accounting firm for the year ending March 31, 2019. At the same meeting, PwC resigned as independent registered public accounting firm for BT plc.

On October 15, 2018, PwC provided BT plc with a resignation letter to resign as BT plc's  independent registered public accounting firm with effect as of the end of the November 2, 2018 meeting. In its resignation letter, PwC confirmed that the reason PwC was ceasing to hold office was that the Company undertook a competitive tender process for the position of statutory auditor and PwC did not participate.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary

Date: November 13, 2018